Exhibit (a)(5)(D)

Computer Task Group, Incorporated Announces Preliminary Results

of its Modified “Dutch Auction” Tender Offer

BUFFALO, N.Y., April 17, 2018 – Computer Task Group, Incorporated (NASDAQ: CTG), a leading provider of information technology (IT) solutions and services in North America and Western Europe, today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at midnight, Eastern Daylight time, at the end of the day on Monday, April 16, 2018.

Based on the preliminary count by the depositary for the tender offer, a total of approximately 1.2 million shares of the Company’s common stock were properly tendered and not withdrawn at or below a price of $8.75 per share. Additionally, approximately 0.4 million shares were tendered by notice of guaranteed delivery at or below the price of $8.75.

In accordance with the terms and conditions of the tender offer and based on a preliminary count by the depositary, CTG expects to accept for payment an aggregate of approximately 1,530,990 shares of its common stock at a purchase price of $8.75 per share, for an aggregate cost of approximately $13.4 million, excluding fees and expenses related to the tender offer. These shares represent approximately 10 percent of the Company’s total outstanding shares as of March 16, 2018.

The tender offer was made pursuant to CTG’s Offer to Purchase dated March 16, 2018, and the related Letter of Transmittal, in which the Company offered to purchase up to 1,530,990 shares of its common stock at a price per share not less than $8.05 and not greater than $9.00, which documents were filed with the Securities and Exchange Commission on March 16, 2018.

The number of shares expected to be purchased in the tender offer and the purchase price per share are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered by notice of guaranteed delivery will be delivered within the prescribed two trading day settlement period. The final number of shares to be purchased in the tender offer and the final purchase price per share will be announced following the expiration of the guaranteed delivery period and completion of the confirmation process by the depositary. Payment for the shares accepted for purchase pursuant to the tender offer, and return of all other shares tendered and not purchased, will occur promptly thereafter. Payment for shares will be made in cash, without interest.

CTG may purchase additional shares in the future in the open market subject to market conditions and private transactions, tender offers or otherwise. Under applicable securities laws, however, CTG may not repurchase any shares until May 1, 2018. Whether CTG makes additional repurchases in the future will depend on many factors, including but not limited to its business and financial performance, the business and market conditions at the time, including the price of the shares, and other factors CTG considers relevant.

Georgeson Securities Corporation is the dealer manager for the tender offer, and Georgeson LLC is the information agent. The depositary is Computershare Investor Services. Baker & McKenzie LLP is CTG’s legal counsel for the tender offer. Any questions regarding the tender offer may be directed to the information agent toll-free at (800) 676-0194.

About CTG

CTG (NASDAQ: CTG) provides industry-specific IT services and solutions that address the business needs and challenges of clients in high-growth industries in North America and Western Europe. CTG also provides strategic staffing services for major technology companies and large corporations. Backed by more than 50 years of experience and proprietary methodologies, CTG has a proven track record of reliably delivering high-value, industry-specific staffing services and solutions to its clients. CTG has operations in North America, Western Europe, and India. The Company regularly posts news and other important information online at www.ctg.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable federal securities law, and generally includes words such as “believes,” “expects,” “intends,” “anticipates,” “estimates” and similar expressions. The Company can give no assurance that any actual or future results or events discussed in these statements will be achieved. Any forward-looking statements represent the Company’s views only as of today and should not be relied upon as representing the Company’s views as of any subsequent date. Such forward-looking statements include, but are not limited to statements relating to the preliminary results of the tender offer and the Company’s intention to repurchase shares. Actual results could differ materially from the outlook, guidance, expectations, and other forward-looking statements as a result of a number of factors, including among others, the availability to the Company of qualified professional staff, domestic and foreign industry competition for clients and talent, including technical, sales and management personnel, increased bargaining power of large clients, the Company’s ability to protect confidential client data, the partial or complete loss of the revenue the Company generates from International Business Machines Corporation (IBM) and/or SDI International (SDI), the ability to integrate the Soft Company business and retain its clients while achieving cost reduction targets, the uncertainty of clients’ implementations of cost reduction projects, the effect of healthcare reform and initiatives, the mix of work between staffing and solutions, currency exchange risks, risks associated with operating in foreign jurisdictions, renegotiations, nullification, or breaches of contracts with clients, vendors, subcontractors or other parties, the change in valuation of capitalized software balances, the impact of current and future laws and government regulation, as well as repeal or modification of such, affecting the information technology (IT) solutions and staffing industry, taxes and the Company’s operations in particular, industry and economic conditions, including fluctuations in demand for IT services, consolidation among the Company’s competitors or clients, the need to supplement or change our IT services in response to new offerings in the industry or changes in client requirements for IT products and solutions, the risks associated with acquisitions, the negative effects of actions of activist shareholders, the final amount of the tender offer for the Company’s shares and other factors that involve risk and uncertainty including those listed in the Company’s reports filed with the Securities and Exchange Commission as of the date of this document. Such forward-looking statements should be read in conjunction with the Company’s disclosures set forth in the Company’s 2017 Form 10-K, which is incorporated by reference, and other reports that may be filed from time to time with the Securities and Exchange Commission. The Company assumes no obligation to update the forward-looking information contained in this release.

Investors and Media:

John M. Laubacker, Chief Financial Officer

(716) 887-7368

Information Agent for Tender Offer Questions:

Georgeson LLC

(800) 676-0194